     5970 Chedworth Way

Mississauga, Ontario    L5R 4G5

Phone:

(905) 507-5100

   Fax: (905) 507-5354

DATE: April 7, 2006

CUSIP #: 741930

TO:

PrimeWest Energy Trust.

ATTN: Diane Zuber

CONFIRMATION OF MAILING

In connection with the Special Meeting of Shareholders of PrimeWest Energy Trust to be held on May 4, 2006, we confirm that the mailing to the non-registered shareholders, who hold their shares with intermediaries on whose behalf ADP Investor Communications Canada acts, was completed on March 30, 2006. The US mailing was completed on April 6 2006.

Please contact the undersigned if there are any questions.

Sincerely yours,

“Frank Cantisano”

Client Relations

Tel:  (905) 507-5378

Fax:  (905) 507-5354

E-mail: frank_cantisano@adp.com